Exhibit 99.4

FORM 51-102F3

MATERIAL CHANGE REPORT

UNDER NATIONAL INSTRUMENT 51-102

ITEM 1:	NAME AND ADDRESS OF COMPANY

Goldcorp Inc. (the “Company” or “Goldcorp”) Suite 3400 - 666 Burrard Street Vancouver, British Columbia V6C 2X8

ITEM 2:	DATE OF MATERIAL CHANGE

January 8, 2014

ITEM 3:	NEWS RELEASE

A news release with respect to the material change referred to in this report was disseminated via Canada Newswire on January 8, 2014 and filed on the system for electronic document analysis and retrieval (SEDAR).

ITEM 4:	SUMMARY OF MATERIAL CHANGE

On January 8, 2014, Goldcorp announced that an updated National Instrument 43-101 technical report has been filed for its 100%-owned Peñasquito operation.

ITEM 5:	FULL DESCRIPTION OF MATERIAL CHANGE

On January 8, 2014, Goldcorp announced that an updated National Instrument 43-101 technical report has been filed for its 100%-owned Peñasquito operation.

The Company typically undertakes post-investment reviews of recently-commissioned operations after there is sufficient, meaningful operational data to support reconciliation to the feasibility study on which the investment decision was made. In conjunction with such a review, and in response to increased operating costs, higher Mexican taxes and lower assumed gold, silver, zinc and lead prices, the Company has prepared a new life-of-mine plan for Peñasquito, and as a result, today, has filed a National Instrument 43- 101 updated technical report. As detailed in the technical report, the 2014 and five-year production profile has been positively affected by the revised mine plan. The report indicates increased cash flows over the life of the mine, supporting the current carrying value of the Peñasquito cash-generating unit. It also includes a reduction to the projected mine life from 19 years to 13 years because the final two phases of the previous ultimate pit and lower-grade mineralized material will not be mined or processed under current assumptions. As reflected in a Material Change Report filed today, a commensurate reduction in the Mineral Reserve estimates has resulted. The higher strip ratio pushbacks and lower-grade material requiring higher commodity prices to be economically processed has been re-classified as Mineral Resources.

In 2014, exploration at Peñasquito will continue to focus on defining the high-grade core of the copper-gold, sulphide-rich skarn mineralization located below and adjacent to current Mineral Reserves. Metallurgical test work on the mineralization is underway. In addition to exploration, Goldcorp is investigating the potential for producing a saleable copper concentrate at Peñasquito. An additional study is also underway to assess the viability of leaching a pyrite concentrate from the zinc flotation tailings. Successful implementation of one or both of these new process improvements has the potential to significantly improve the overall economics and add to the Mineral Reserves of Peñasquito through addition of another saleable product, and increasing gold and silver recoveries, respectively. Completion of the studies is expected by the end of 2014.

Negotiations are continuing between Minera Peñasquito and authorized representatives of the Cerro Gordo Ejido and the Company remains confident that a mutually beneficial settlement of the land claim will be reached.

For a summary of the technical report, please see Appendix “A” attached hereto.

ITEM 6:	RELIANCE ON SUBSECTION 7.1(2) OF NATIONAL INSTRUMENT 51-102

Not applicable.

ITEM 7:	OMITTED INFORMATION

No significant facts remain confidential and no information has been omitted in this material change report.

ITEM 8:	EXECUTIVE OFFICER

For further information, please contact Jeff Wilhoit, Vice President, Investor Relations of Goldcorp at (604) 696-3074.

ITEM 9:	DATE OF REPORT

January 8, 2014

Cautionary Note Regarding Forward Looking Statements

This material change report contains “forward-looking statements”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of Goldcorp. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, silver, copper, lead and zinc, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, hedging practices, currency exchange rate fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, timing and possible outcome of pending litigation, title disputes or claims and limitations on insurance coverage. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, “believes” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved” or the negative connotation thereof.

Forward-looking statements are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performances or achievements of Goldcorp to be materially different from future results, performances or achievements expressed or implied by such statements. Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which Goldcorp will operate in the future, including the price of gold, anticipated costs and ability to achieve goals. Certain important factors that could cause actual results, performances or achievements to differ materially from those in the forward-looking statements include, among others, gold price volatility, discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries, mining operational and development risks, litigation risks, regulatory restrictions (including environmental regulatory restrictions and liability), activities by governmental authorities (including changes in taxation), currency fluctuations, the speculative nature of gold exploration, the global economic climate, dilution, share price volatility, competition, loss of key employees, additional funding requirements and defective title to mineral claims or property. Although Goldcorp has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.

Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, level of activity, performance or achievements of Goldcorp to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the integration of acquisitions; risks related to international operations, including economic and political instability in foreign jurisdictions in which Goldcorp operates; risks related to current global financial conditions; risks related to joint venture operations; actual results of current exploration activities; environmental risks; future prices of gold, silver, copper, lead and zinc; possible variations in ore reserves, grade or recovery rates; mine development and operating risks; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities; risks related to indebtedness and the service of such indebtedness, as well as those factors discussed in the section entitled “Description of the Business – Risk Factors” in Goldcorp’s annual information form for the year ended December 31, 2012 available at www.sedar.com. Although Goldcorp has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Forward-looking statements are made as of the date hereof and accordingly are subject to change after such date. Except as otherwise indicated by Goldcorp, these statements do not reflect the potential impact of any non-recurring or other special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur after the date hereof. Forward-looking statements are provided for the purpose of providing information about management’s current expectations and plans and allowing investors and others to get a better understanding of our operating environment. Goldcorp does not undertake to update any forward-looking statements that are included in this document, except in accordance with applicable securities laws.

APPENDIX “A”

PEÑASQUITO MINE, MEXICO

Guillermo Pareja, P.Geo., Manager Resource Evaluation, Goldcorp and Maryse Belanger, P.Geo., Senior Vice President, Technical Services, Goldcorp, prepared a technical report in accordance with NI 43-101 entitled “Goldcorp Inc., Peñasquito Polymetallic Operation, Zacatecas State, Mexico NI 43-101 Technical Report” dated effective January 8, 2014 (the “Peñasquito Report”). Guillermo Pareja and Maryse Belanger are qualified persons under NI 43-101. The following description of the Peñasquito Mine has been summarized, in part, from the Peñasquito Report and readers should consult the Peñasquito Report to obtain further particulars regarding the Peñasquito Mine. The Peñasquito Report is available for review on the SEDAR website located at www.sedar.com under the Corporation’s profile.

Property Description and Location

The operating entity for the Peñasquito Mine is an indirectly wholly-owned Goldcorp subsidiary, Minera Peñasquito, S.A. de C.V. (“Minera Peñasquito”). For the purposes of this summary, “Goldcorp” is used to refer interchangeably to the parent and subsidiary company. Peñasquito is situated in the western half of the Concepción Del Oro district in the northeast corner of Zacatecas State, Mexico, approximately 200 kilometres northeast of the city of Zacatecas.

Mining at the Peñasquito Mine commenced in 2010 and full production commenced in 2011. The Peñasquito Mine is comprised of 19 mining concessions (45,752.9423 hectares), as at January 8, 2014, held in the name of Minera Peñasquito. Concessions were granted for durations of 50 years and a second 50-year term can be granted if the applicant has abided by all appropriate regulations and makes the application within five years prior to the expiration date. Obligations which arise from the mining concessions include performance of assessment work, payment of mining taxes and compliance with environmental laws. Duty payments for the concessions have been made as required. Minimum expenditures, pursuant to Mexican regulations, may be substituted for sales of minerals from the mine for an equivalent amount. Goldcorp holds additional tenure in the greater Peñasquito Mine area (within about 200 to 300 kilometres of the Peñasquito Mine infrastructure), which is under application, is granted, or is part of joint ventures with third parties.

A two percent net smelter return royalty is payable to Royal Gold on production from both the Peñasco and Chile Colorado pits which constitute the Peñasquito Mine. The Mexican Government has passed a new mining royalty, effective 1 January 2014, which will consist of a 7.5% mining royalty imposed on earnings before interest, tax, depreciation and amortization (EBITDA). There is also an additional 0.5% royalty on precious metals revenue (applicable to precious metals mining companies) that will also be in effect as of January 1, 2014. In 2007, Silver Wheaton Corp. (“Silver Wheaton”) acquired 25 percent of the silver produced by the Peñasquito Mine over the life-of mine for an upfront cash payment of $485 million and a per ounce cash payment of the lesser of $3.90 and the prevailing market price (subject to an inflationary adjustment commencing in 2011), for silver delivered under the contract.

Environmental liabilities are limited to those that would be expected to be associated with a polymetallic mine, where productions occurs from open pit sources, and where disturbance includes mining operations, roads, site infrastructure, heap leach, and waste and tailings disposal facilities. A closure and reclamation plan has been prepared for the mine site.

Goldcorp holds the appropriate permits under local, state and federal laws to allow for mining operations.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

There are two access routes to the site. The first is via a turnoff from Highway 54 onto the State La Pardita road, then onto the Mazapil to Cedros State road. The second access is via the Salaverna by-pass road from Highway 54 approximately 25 kilometres south of Concepción Del Oro. Within the Peñasquito Mine, access is by foot trails and tracks. The closest rail link is 100 kilometres to the west. There is a private airport on site and commercial airports in the cities of Saltillo, Zacatecas and Monterrey. Travel from Monterrey/Saltillo is approximately 150 kilometres, about two hours to site. Travel from Zacatecas is approximately 275 kilometres, about 3.5 hours to site.

Power is currently supplied through the Mexican central grid from the Mexican Federal Electricity Commission. On January 25, 2011, Goldcorp signed a power delivery agreement with a subsidiary of InterGen, pursuant to which InterGen will construct and operate a 200 megawatt gas-fired combined cycle power plant to deliver 177 megawatts of supplied electricity to the Peñasquito Mine and other operations in Mexico for a minimum term of 20 years. Construction of the power plant began in December 2012, with completion projected for the first quarter of 2015. An amendment to the original contract to increase the supplied electricity by five megawatts is currently pending approval by Goldcorp. Goldcorp holds all necessary permits for the power line and road access to site.

Process and potable water for the Peñasquito Mine is sourced from the Torres-Vergel well field located six kilometres west of the Peñasquito Mine and permits to pump up to 35 million cubic metres per year from this source have been received. The existing supply of groundwater is not sustainable in the long term and has resulted in a reduction of plant throughput in 2013 due to lower than planned volumes from the current infrastructure. In 2012 and 2013, expansion to the current Torres–Vergel well field have occurred. To allow plant production to return to design levels, an additional groundwater source within the Cedros basin has been identified. This area is named the Northern Well Field, and is approximately 60 kilometres northwest of the Peñasquito Mine and construction will take place during 2014. Under the Mining Law in Mexico, the owner of a mining concession is entitled to use the water extracted from the mine in connection with exploration and mining activities. The Peñasquito Mine recycles almost 70 percent of the water it uses in the mining process with the existing tailings facility.

There is sufficient suitable land available within the Goldcorp mineral tenure for tailings disposal, mine waste disposal, and mining-related infrastructure, such as the open pit, process plant, workshops and offices. A skilled labour force is available in the region where the Peñasquito Mine is located and in the surrounding mining areas of Mexico. Accommodation comprises a 1,900-bed camp with full dining, laundry and recreational facilities. Fuel and supplies are sourced from nearby regional centres such as Monterrey, Monclova, Saltillo and Zacatecas and imports from the United States via Laredo.

Mining concessions give the holder the right to mine within the concession boundary, sell the mining product, dispose of waste material generated by mining activities within the lease boundary, and have access easements. Surface rights in the vicinity of the Chile Colorado and Peñasco open pits are held by four ejidos, as well as certain private owners. Goldcorp has signed current land use agreements with three of the ejidos and the relevant private owners. Under current agreements with the ejidos, payments are made to the ejidos on an annual basis, in addition to certain upfront payments that have already been made.

There is litigation pending regarding the land use agreement with Ejido Cerro Gordo. The Cerro Gordo lands include 60% of the mine pit area, the waste dump, and explosives magazine. On June 18, 2013 the agrarian courts in Mexico ruled that the land use agreement was null and ordered the Cerro Gordo lands to be returned to the Ejido Cerro Gordo. Minera Peñasquito has prepared the required filings and is taking steps to expropriate the Cerro Gordo lands. Negotiations are continuing between Minera

Peñasquito and authorized representatives of the Ejido Cerro Gordo with a view to reaching a mutually beneficial settlement of a land claim. To date, operations at the Peñasquito Mine have not been impacted by these legal proceedings. If a settlement is not reached regarding use of the Cerro Gord lands and a new land use agreement is not entered into, there is a risk to the Mineral Reserves and mine operations as a portion of the Peñasco open pit and infrastructure associated with the Cerro Colorado pit fall within the Cerro Gordo lands.

The climate is generally dry with precipitation being limited for the most part to a rainy season in the months of June and July. Annual precipitation for the area is approximately 700 millimetres, most of which falls in the rainy season. The Peñasquito Mine area can be affected by tropical storms and hurricanes which can result in short-term high precipitation events. Temperatures range between 20 degrees Celsius and 30 degrees Celsius in the summer and zero degrees Celsius to 15 degrees Celsius in the winter. Mining operations can be conducted year-round.

The Peñasquito Mine is situated in a wide valley bounded to the north by the Sierra El Mascaron and the south by the Sierra Las Bocas. Except for one small outcrop, the area is covered by up to 30 metres of alluvium. The terrain is generally flat, rolling hills; vegetation is mostly scrub, with cactus and coarse grasses. The prevailing elevation of the property is approximately 1,900 metres above sea level.

History

The earliest recorded work in the Peñasquito Mine consists of excavation of a shallow shaft and completion of two drill holes in the 1950s.

Kennecott Canada Explorations Inc. through its Mexican subsidiary, Minera Kennecott S.A. de C.V. (“Kennecott”) acquired initial title to the Peñasquito Mine and commenced exploration in 1994. Regional geochemical and geophysical surveys were undertaken in the period 1994 to 1997. This work led to the early discovery of two large mineralized diatreme breccia bodies, the Outcrop (Peñasco) and Azul Breccias. Kennecott completed 250 rotary air blast (“RAB”) drill holes (9,314 metres) to systemically sample bedrock across the entire Peñasquito Mine area which resulted in the discovery of the Chile Colorado silver-lead-zinc-gold zone. A total of 72 reverse circulation and core drill holes (24,209 metres) were sited to test mineralization at the Outcrop Breccia, Azul Breccia, and Chile Colorado zones.

In 1998, Western Copper Holdings Ltd. (“Western Copper”) acquired a 100 percent interest in the Peñasquito Mine from Kennecott. Western Copper completed a nine hole (3,185 metres) core drilling program and 13.4 line kilometres of tensor controlled source audio frequency magnetollurics geophysical survey work the same year. Exploration efforts were focused on the Chile Colorado zone and the Azul Breccia pipe targets. Western Copper optioned the property to Minera Hochschild S.A. (“Hochschild”) in 2000. Hochschild completed 14 core holes (4,601 metres), eleven of which were sited into the Chile Colorado anomaly, but subsequently returned the property to Western Copper. From 2002 to 2009, Western Copper completed an additional 874 core and reverse circulation drill holes (496,752 metres) and undertook a scoping-level study, a pre-feasibility study, and a feasibility study in 2003, 2004, and 2005 respectively. The feasibility study was updated in 2006. Under the assumptions in the studies, the Peñasquito Mine returned positive economics. In 2003, Western Copper underwent a name change to Western Silver Corporation (“Western Silver”). Glamis acquired Western Silver in May 2006, and the combined company was subsequently acquired by Goldcorp in November 2006.

During 2005, a drill rig was used to perform geotechnical field investigations to support the design of the heap leach facility, waste rock piles, tailings impoundment and process plant. Standard penetration tests were performed. Construction in the Peñasquito Mine commenced in 2007. In October 2009, the first lead and zinc concentrates were produced and concentrate shipment to smelters commenced with first sales recorded in November 2009.

Geological Setting

Regional Geology

The regional geology is dominated by Mesozoic sedimentary rocks, which are intruded by Tertiary stocks of intermediate composition (granodiorite and quartz monzonite), and overlain by Tertiary terrestrial sediments and Quaternary alluvium. The Mesozoic sedimentary rocks comprise a 2.5-kilometre thick series of marine sediments deposited during the Jurassic and Cretaceous Periods with a 2,000-metre thick sequence of carbonaceous and calcareous turbiditic siltstones and interbedded sandstones underlain by a 1,500 to 2,000-metre thick limestone sequence.

Local Geology

The Mesozoic sedimentary rocks of the Mazapil area were folded into east-west arcuate folds during the Laramide orogeny. End-Laramide extension was accommodated by northwest-, northeast- and north-striking faults, contemporaneous with deposition of Tertiary terrestrial sediments in fault-bounded basins. Tertiary granodiorite, quartz monzonite, and quartz–feldspar porphyry were also intruded during this period of extension. Current topography reflects the underlying geology, with ranges exposing anticlines of the older Mesozoic rocks, while valleys are filled with alluvium and Tertiary sediments overlying synclinal folds in younger Mesozoic units. Tertiary stocks and batholiths are better exposed in the ranges. Two diatreme pipes, Peñasco and Brecha Azul, intrude the Caracol Formation shales in the centre of the Mazapil valley, and form the principal hosts for known gold-silver-lead-zinc mineralization at Peñasquito. The breccia pipes are believed to be related to quartz–feldspar porphyry stocks beneath the Peñasquito Mine area. The current bedrock surface is estimated to be a minimum of 50 metres (and possibly several hundred metres) below the original paleo-surface when the diatremes were formed. The brecciated nature of the host rock indicates that the diatremes explosively penetrated the Mesozoic sedimentary units and it is likely that they breached the surface; however eruption craters and ejecta aprons have since been eroded away. Alluvium thickness averages 30 to 50 metres at Peñasquito, and this cover obscured the diatremes apart from one small outcrop of breccia near the center of the Peñasco diatreme, rising about five metres above the valley surface. The single outcrop near the center of the Peñasco pipe contained weak sulphide mineralization along the south and west side of the outcrop, representing the uppermost expression of much larger mineralized zones below.

Property Geology

Peñasco and Brecha Azul are funnel-shaped breccia pipes, which flare upward, and are filled with brecciated sedimentary and intrusive rocks, cut by intrusive dikes. The larger diatreme, Peñasco, has a diameter of 900 metres by 800 metres immediately beneath surface alluvial cover, and diatreme breccias extend to at least 1,000 metres below surface. The Brecha Azul diatreme, which lies to the southeast of Peñasco, is about 500 metres in diameter immediately below alluvium, and diatreme breccias also extend to at least 1,000 metres below surface. Porphyritic intrusive rocks intersected in drilling beneath the breccias may connect the pipes at depth. Polymetallic mineralization is hosted by the diatreme breccias, intrusive dikes, and surrounding siltstone and sandstone units of the Caracol Formation. The diatreme breccias are broadly classified into three units, in order of occurrence from top to bottom within the breccia column, which are determined by clast composition: sediment-clast breccia, mixed-clast (sedimentary and igneous clasts), and intrusive-clast breccias. Sedimentary rock clasts consist of Caracol Formation siltstone and sandstone; intrusion clasts are dominated by quartz-feldspar porphyry. For the purposes of the geological block model, the sediment-clast and mixed-clast breccias were combined into one unit, and are distinguished from the intrusion-clast breccia. A variety of dikes cut the breccia pipes and the immediately adjacent clastic wall-rocks. These dikes exhibit a range of textures from porphyry breccia, to quartz–feldspar and quartz-eye porphyries, to porphyritic, to aphanitic micro breccias. For the block model they are combined into a single intrusive domain.

The Peñasco and Brecha Azul diatremes are considered to represent breccia-pipe deposits developed as a result of Tertiary intrusion-related hydrothermal activity. Alteration, mineral zoning, porphyry intrusion breccia clasts, and dykes all suggest the diatreme-hosted deposits represent distal mineralization some distance above an underlying quartz–feldspar porphyry system. Such deposits commonly exhibit structural influence from graben faults or faulting related to cauldron subsidence. The Peñasco and Brecha Azul diatremes lie along a northwest-trending system of subvertical fractures within the central axis of the broad northwest oval of sericite–pyrite–quartz–calcite alteration. This may reflect the orientation of the porphyry intrusion underlying the known mineralization. Both of the breccia pipes lie within a hydrothermal alteration shell consisting of a proximal sericite–pyrite–quartz (phyllic) alteration assemblage, distal sericite–pyrite–quartz–calcite assemblage, and peripheral chlorite–epidote–pyrite (propylitic) alteration halo. A halo of generally lower grade disseminated zinc–lead–gold–silver mineralization lies within the sericite–pyrite–quartz–calcite assemblage surrounding the two breccia pipes.

Exploration

Exploration activities on the Peñasquito Mine have included geological mapping, reverse circulation and core drilling, ground geophysical surveys, mineralization characterization studies and metallurgical testing of samples. Petrographic studies and density measurements on the different lithologies have also been carried out. Much of this work has been superseded by the data obtained during the drilling programs that support the Mineral Resource and Mineral Reserve estimates and by data collected during mining operations.

From 2006 to 2013, Goldcorp completed 286 core and 93 reverse circulation exploration drill holes, plus 46 metallurgical, 40 geotechnical, 298 condemnation, and 26 in-fill drill holes. An updated feasibility study was completed, mining was commenced (2007), the first doré was produced (2008), mechanical completion of the first mill/flotation line (50,000 tonnes per day) (2009) and production and shipment of the first concentrates were produced and shipped (2009).

A deep exploration drilling program was conducted between 2011 and 2013 to test for the presence of sulphide manto and skarn-hosted mineralization at depth. The exploration target was to define mineralization that might be able to support potential underground development adjacent to and/or between the Peñasco and Brecha Azul diatreme pipes. Manto and skarn-hosted mineralization was intercepted starting at 900 metres below the surface. Potentially significant skarn- and breccia- hosted mineralization was located between the Brecha Azul and Peñasco diatremes. There is also potential for additional deposit styles within the extensive Peñasquito Project, including base metal skarns and porphyry-related disseminated deposits in geological settings. Exploration for these mineralization styles is ongoing. Goldcorp conducted an additional drilling campaign to the north of Peñasco in 2011, which consisted of 59 shallow reverse circulation drill-holes designed to collect bedrock samples from immediately beneath the alluvial cover. Anomalies identified by this program were later tested to greater depth with core drill-holes. No significant mineralization was identified from the programs.

In the opinion of the authors of the Peñasquito Report, the exploration programs completed to date are appropriate to the style of the deposits and prospects within the Peñasquito Mine and support the genetic and affinity interpretations.

Mineralization

Both the Peñasco and Chile Colorado deposits are centered on diatreme breccia pipes, the Peñasco diatreme at Peñasco, and the Brecha Azul diatreme at Chile Colorado. The diatremes contain and are surrounded by coalesced halos of disseminated, veinlet and vein-hosted sulphides and sulphosalts containing silver and gold. Mineralization consists of disseminations and veinlets and veins of various combinations of medium to coarse-grained pyrite, sphalerite, galena, and argentite. Sulphosalts of various compositions are also abundant in places, including bournonite, jamesonite, tetrahedrite, polybasite, pyrargyrite, stibnite, rare hessite, chalcopyrite and molybdenite. Gangue mineralogy includes calcite, sericite, and quartz, with quartz, rhodochrosite, fluorite, magnetite, hematite, pyrite, garnets (grossularite–andradite) and chlorite–epidote. Carbonate is more abundant than quartz as a gangue mineral in veins and veinlets, particularly in the “crackle breccia” that occurs commonly at the diatreme margins.

Mantos-style sulphide replacements of carbonate strata have been identified within the Caracol Formation adjacent to the diatreme pipes, beneath the clastic-hosted disseminated sulphide zones. They consist of semi-massive to massive sulphide replacements of sub-horizontal limestone beds, as well as structurally-controlled cross-cutting chimney-style, steeply dipping, fracture and breccia zones filled with high concentrations of sulphides. The sulphides are generally dominated by sphalerite and galena, but also contain significant pyrite. Gangue minerals (commonly carbonates) are subordinate in these strata-replacement mantos and cross-cutting chimneys. Stratiform and chimney mantos are characterized by their very high zinc, lead, and silver contents, with variable copper and gold contributions.

A new style of Copper–Gold–Silver–Zinc–Lead garnet skarn mineralization with dissolution breccias has been identified at depth between the Peñasco and Brecha Azul diatremes. Mineralization identified to date occurs within the Indidura, Cuesta del Cura and the Taraises–La Caja Formations. The main trend of this mineralization is northwest–southeast, with the best grades located between the diatremes. The skarn has horizontal dimensions of approximately 1,000 metres by 1,200 metres and is open at depth. This polymetallic mineralization is hosted by garnet skarn and associated breccias, mainly as chalcopyrite, sphalerite, gold, and silver. Gangue minerals consist of pyrite, calcite, garnet, and magnetite. The garnet skarns are often surrounded by halos of hornfels, especially in siliciclastic units, and/or marble and recrystallized limestone in carbonate units. The deep exploration programs have also identified quartz feldspar porphyry with strong sericite-pyrite-quartz-calcite and potassic alteration, which contain occasional veinlets of quartz with molybdenite, and veins with secondary biotite and magnetite disseminated in the wall rocks.

In the opinion of the authors of the Peñasquito Report, the mineralization style and setting of the deposit is sufficiently well understood to support Mineral Resource and Mineral Reserve estimation.

Drilling

Drilling completed on the Peñasquito Mine area for the period 1994 to 2013 comprised 1,333 drill holes totaling 689,847 metres. Drilling has focused on the exploration and delineation of three principal areas: the Chile Colorado Zone, the Brecha Azul Zone and the Peñasco Zone.

Reverse circulation drilling was conducted using down-hole hammers and tricone bits, both dry and with water injection. Some reverse circulation drilling was performed as pre-collars for core drill holes. Core drilling typically recovered HQ size core (63.5 millimetres diameter) from surface, then was reduced to NQ size core (47.6 millimetres) where ground conditions warranted. Metallurgical holes were typically drilled using PQ size core (85 millimetres).

Any break in the core made during removal from the barrel was marked with a “colour line”. When breakage of the core was required to fill the box, edged tools and accurate measure of pieces to complete the channels was the common practice to minimize core destruction. The end of every run was marked with a wooden tick and the final depth of the run. Core was transferred to wooden core boxes, marked with “up” and “down” signs on the edges of the boxes using indelible pen. The drill hole number, box number and starting depth for the box was written before its use, whilst end depth were recorded upon completion. All information was marked with indelible pen on the front side of the box and also on the cover. All core from the Goldcorp drill programs has been processed on site. Core boxes were transported to the core shed by personnel from the company that was managing the drill program, or the drilling supervisor.

Geotechnical Drilling

Oriented core drilling for geotechnical purposes was performed in 2004 with eight core holes completed in the area of the planned Chile Colorado pit and three core holes in the planned Peñasco pit area for a total 11 core holes (4,126 metres). Core holes were oriented at an angle of 60 degrees to the horizontal and were sited to intersect the November 2005 design basis pit wall one-third of the ultimate wall height above the base of the final pit level. Core hole diameters were typically HQ3 (61 millimetres diameter) but were telescoped down to NQ3 (45 millimetres) if difficult drilling conditions were encountered. Core was recovered in a triple tube core barrel assembly. Core recovery for the Peñasquito Mine drilling programs averaged 97 percent. Sample recoveries were not routinely recorded for reverse circulation holes.

Recent drilling, in the period 2010 to 2013, when the mine was operational, has comprised 22 drill holes (7,253.2 metres). Six of these holes were sited in the Chile Colorado pit and the remainder was drilled for support of the Peñasco pit. Holes ranged in dip from vertical to 65 degrees and were either HQ3 or PQ3 in size. The drill holes were sited to provide geotechnical information for pit phase designs and for support of potential modification of pit wall slope angles in selected pit sectors. A total of 68 laboratory triaxial tests of intact rocks were performed and 52 direct shear tests to estimate the unconfined strength of the intact rock. An additional target was obtaining information on the bedding planes within the Caracol Formation. The RQD model was updated with the recent drill information, and a total of 1,211 holes were used. A total of 1,348 holes and 13 geomechanical cells were used to construct the bedding model. Additional drilling is planned in 2014 to provide further data on the partial pit phase designs planned for Peñasco, primarily to test the north and west pit sectors.

Metallurgical Drilling

Metallurgical drilling was first performed between 2003 and 2006, with 13 holes (4,016 metres) completed. Holes averaged 310 metres in depth. An additional 28 core holes were drilled in 2006 to 2012, consisting of 28 holes (15,375 metres), which were typically 550 metres long. During 2013, 28 holes (9,156 metres) were completed, averaging 510 metres in length.

Hydrogeological Drilling

A number of water wells have been completed in support of supply of the Peñasquito Mine’s water needs.

Geological and Geotechnical Logging

Logging of reverse circulation drill cuttings and core utilized standard logging procedures. Logs recorded lithologies, breccia type, fracture frequency and orientation, oxidation, sulphide mineralization type and intensity, and alteration type and intensity. In July 2013, digital logging was implemented. Logs are stored on the mine server in an exploration database. Information now recorded includes lithology, alteration, minerals, structural features, oxidation description, and vein types. Core was photographed; core photographs are retained on the mine server. Video was recorded from drill collar to toe; these digital files are stored on hard disc. Geotechnical logging for pit design purposes was typically completed at three metre intervals, and recorded on compact discs. For site location purposes, geotechnical logging included sample descriptions, Standard Penetration Test blow counts, sample numbers and visual classifications based on the united soil classification system. From 2010 onwards, all geotechnical logging has been stored in an acQuire database.

Collar Surveys

Collar surveys have been performed by a qualified surveyor since 2002. Since preparation for mining operations commenced in 2007, all surveys have been performed using digital global positioning system instruments. All drill hole collars are identified with a concrete monument, allowing all drill holes to be identified at a later date. The monument is placed directly over the hole collar on completion of each drill hole.

Down-hole Surveys

Down-hole surveys are completed by the drilling contractor using a single shot, through the bit, survey instrument. Drill holes are surveyed on completion of each hole as the drill rods are being pulled from the hole. Use of a gyroscopic survey instrument began in 2012, when Silver State Survey was contracted. In the first 800 metres of any drill hole, Silver State Survey takes a measurement at 50 metre intervals and at the end of the drill hole.

Deposit Drilling

Drill hole spacing is generally on 50 metre sections in the main deposits spreading out to 400 metre spaced sections in the condemnation zones. Drill spacing is wider again in the areas outside the conceptual pit outlines used to constrain Mineral Resources. Drilling covers an area of approximately 11 kilometres east to west by seven kilometres north to south with the majority of drill holes concentrated in an area 2.1 kilometres east to west by 2.8 kilometres north to south.

Drilling is normally perpendicular to the strike of the mineralization. Depending on the dip of the drill hole, and the dip of the mineralization, drill intercept widths are typically greater than true widths.

Sampling and Analysis

Peñasquito Mine project staff has been responsible for sample collection, core splitting, run-of mine assaying, preparation of samples, storage and security from inception to date. All analyses of exploration drill-hole and surface samples were performed by certified off-site analytical laboratories.

Reverse circulation drill cuttings were sampled at intervals of two metres. The material was split at the drill into several portions of 12 kilograms or less. A handful of rock chips from each sample interval was collected and logged by experienced onsite geologists. Data from the drill logs were entered digitally into files for computer processing. From mid-2013, all data are entered digitally into the database.

The standard sample interval is two metres. Some samples are limited to geological boundaries and are less than two metres in length. Logging was completed at the drill site prior to splitting. Splitting of the core was supervised by the geologist who logged the core in order to ensure sampling integrity. For condemnation drill holes, core was assayed every two metres out of 20 metres unless geologic inspection dictated otherwise. A senior Goldcorp geologist examined the core, defined the primary sample contacts, and designated the axis along which to cut the core. Special attention is taken in veined areas to ensure representative splits are made perpendicular to, and not parallel to, veins.

Standard reference material samples and blanks were inserted in a documented sequence into the sample stream going to the assay laboratory. Cut samples were bagged and numbered in polyethylene bags. Groups of 20 sample bags were placed in larger bags and labelled with the name and address of the laboratory, and the number and series of samples that were contained within the bag. A Peñasquito Mine truck transports the sacks approximately once per week to the ALS Chemex laboratories in Guadalajara, Mexico. ALS Chemex was responsible for sample preparation throughout exploration and infill drilling phases through its non-accredited sample preparation facilities in Guadalajara. All samples were dispatched to the ALS Chemex Vancouver, Canada laboratory facility for analysis, which, at the time the early work was performed, was ISO-9000 accredited for analysis; the laboratory is currently ISO-17025 certified and is independent of Goldcorp. The umpire (check) laboratory is Acme Laboratories in Vancouver, which holds ISO-9000 accreditations for analysis. SGS Mexico has also been used for check analyses, which holds ISO/IEC 17025:2005 certification. The run-of-mine laboratory is not certified.

Blast holes are sampled as whole-hole samples by an experienced sampler. During 2008, Goldcorp staff completed a total of 1,229 specific gravity measurements on drill core. An additional 127 bulk density measurements were also available from Dawson Metallurgical Laboratories Inc. Utah. Specific gravity data were then used to assign average bulk specific gravity values by lithology. From 2011, a standard procedure was implemented, whereby a density sample, 20 centimetres in length, was taken every 20 metres from core holes. Core is coated, and the specific gravity measured using the water displacement method. To end November 2013, a total of 3,802 determinations have been made.

In the opinion of the authors of the Peñasquito Report, quality of the drill, sampling and analytical data are suitable to support Mineral Resource and Mineral Reserve estimation and mine planning.

A number of independent data checks have been performed, in support of feasibility-level studies, and in support of technical reports, producing assessments of the database quality on the Peñasquito Mine. No significant problems with the database, sampling protocols, flow sheets, check analysis program, or data storage were noted. Goldcorp performed sufficient verification of the data and database to support Mineral Resources and Mineral Reserves being estimated.

Security of Samples

Blanks and standard reference materials have been used in sampling programs by Goldcorp. The seven standard reference materials were prepared by Metcon Research, Tucson, Arizona from Peñasquito Mine mineralization. Blank samples comprise non-mineralized limestones from the general Peñasquito Mine area. Goldcorp acquired eight new standard reference materials in December 2009 which consist of Peñasquito core prepared by SGS and submitted to round-robin analyses by several certified laboratories. Blank samples utilized since 2013 consist of crushed non-mineralized sandstone from reverse circulation holes drilled in 2011 to the north of the Peñasquito Mine area.

Entry of information into databases utilized a variety of techniques and procedures to check the integrity of the data entered. Electronic data entry (without a paper log step) is still being implemented. Digital drill-hole logging was implemented in mid-2013 using acQuire software. Assays received electronically from the laboratories are now imported directly into the database. Analytical certificates received since 2010 have been stored in the data base and were validated via the acQuire software. Drill-hole collar and down-hole survey data were manually entered into the database prior to 2013. Since initiation of digital logging and full implementation of the acQuire database in 2013, the collar and down-hole surveys are imported into the database using acQuire. Data are verified on entry to the database by means of built-in program triggers within the mining software. Checks are performed on surveys, collar co-ordinates, lithology data, and assay data.

Paper records have been archived for all assay and quality assurance and quality control data, geological logging and bulk density information, down-hole and collar coordinate surveys. All paper records were filed by drill-hole for rapid location and retrieval of any information desired. Assays, down-hole surveys, and collar surveys were stored in the same file as the geological logging information. Sample preparation and laboratory assay protocols from the laboratories were also monitored and kept on file. Exploration data are appropriately stored on a mine server, and data are regularly backed up by the Peñasquito Mine IT department.

Sample security was not generally practiced at the Peñasquito Mine during the drilling programs, due to the remote nature of the site. Sample security relied upon the fact that the samples were always attended or locked at the sample dispatch facility. Sample collection and transportation have always been undertaken by Goldcorp or laboratory personnel using company vehicles. Drill samples were picked up at site by ALS Chemex, prepared to a pulp in Guadalajara, Mexico, and sent by ALS Chemex via air to the ALS Chemex analytical laboratory in Vancouver, Canada. Chain of custody procedures consisted of filling out sample submittal forms that were sent to the laboratory with sample shipments to make certain that all samples were received by the laboratory. Assay pulps and crushed reject material are returned by ALS Chemex to Goldcorp’s core shack in Mazapil for storage. Drill core is stored in wooden core boxes on steel racks in the buildings adjacent to the core logging and cutting facilities. The core boxes are racked in numerical sequence by drill hole number and depth oarse rejects in plastic bags are stored in cardboard boxes on steel racks in a separate locked building. The coarse reject boxes are labelled and stored by sample number.

Typically, drill programs included insertion of blank, duplicate and standard reference material samples. The quality assurance and quality control program results do not indicate any problems with the analytical programs; therefore the gold, silver, and base metal analyses from the core drilling are suitable for support of Mineral Resource and Mineral Reserve estimation.

The authors of the Peñasquito Report are of that opinion that the quality of the drill, sampling and analytical data are suitable to support Mineral Resource and Mineral Reserve estimation and mine planning.

Mineral Reserve and Mineral Resource Estimates

The following table sets forth the estimated Mineral Reserves for the Peñasquito Mine as of December 20, 2013:

Proven and Probable Mineral Reserves (1)(2)(5)(6)(7)(8)

			Grade				Contained Metal
Deposit	Category	Tonnes	Gold	Silver	Lead	Zinc	Gold	Silver	Lead	Zinc
		(millions)	(grams per tonne)	(grams per tonne)	(%)	(%)	(millions of ounces)	(millions of ounces)	(millions of pounds)	(millions of pounds)

Peñasquito Mine Mill (3)	Proven	335.03	0.71	34.7	0.35	0.85	7.67	373.42	2,621.41	6,307.76
	Probable	194.94	0.47	24.7	0.25	0.62	2.95	154.91	1,067.11	2,651.49
	Proven +	529.97	0.62	0.31	0.32	0.77	10.62	528.33	3,688.52	8,959.25
	Probable

Peñasquito Mine Heap Leach (4)	Proven	41.97	0.41	32.7	—	—	0.56	44.07	—	—
	Probable	41.49	0.33	24.6	—	—	0.43	32.87	—	—
	Proven +	83.46	0.37	28.7	—	—	0.99	76.94	—	—
	Probable

(1)

The Mineral Reserve estimates for the Peñasquito Mine set out in the table above were prepared by Mr. Peter Nahan, a Goldcorp employee. The Qualified Person for the estimate is Ms. Maryse Belanger, P.Geo., Senior Vice President, Technical Services, Goldcorp, who is a qualified person under NI 43-101.

(2)

Mineral Reserves are estimated using commodity prices of $1,300 per ounce, a silver price of $22 per ounce, a lead price of $0.90 per pound and a zinc price of $0.90 per pound; and an economic function that includes variable operating costs and metallurgical recoveries.

(3)	The estimated metallurgical recovery rate for the Peñasquito Mine (Mill) is 5% to 64% for gold, 5% to 65% for silver, 63% to 72% for lead and 75% for zinc.
(4)	The estimated metallurgical recovery rate for the Peñasquito Mine (Heap Leach) is 50% for gold and 22% to 28% for silver.
(5)

Gold and silver cut-off grades are estimated assuming no contribution from the other metal, whereas the actual cut-off is based on net smelter return estimation of $0.05 per tonne on a block-by-block basis applying all revenue and associated costs.

(6)	Tonnages are rounded to the nearest 10,000 tonnes, grades are rounded to two decimal places.
(7)	Rounding as required by reporting guidelines may result in apparent differences between tonnes, grade and contained metal content
(8)	Tonnage and grade measurements are in metric units. Contained gold and silver ounces are reported as troy ounces. Contained lead and zinc pounds are Imperial pound units.

The following table sets forth the estimated Mineral Resources for the Peñasquito Mine as of December 20, 2013:

Measured, Indicated and Inferred Mineral Resources (1)(2)(3)(4)(5)(6)(7)(8)(9)

(excluding Proven and Probable Mineral Reserves)

			Grade				Contained Metal
	Category	Tonnes	Gold	Silver	Lead	Zinc	Gold	Silver	Lead	Zinc
		(millions)	(grams per tonne)	(grams per tonne)	(%)	(%)	(millions of ounces)	(millions of ounces)	(millions of pounds)	(millions of pounds)

Peñasquito Mine Mill	Measured	32.23	0.25	23.51	0.27	0.67	0.26	24.36	195	479
	Indicated	248.38	0.27	30.81	0.31	1.05	2.14	246.02	1,690	5,769
	Measured + Indicated	280.60	0.27	30.00	0.30	1.01	2.40	270.38	1,886	6,248
	Inferred	40.79	0.17	30.82	0.18	0.38	0.22	40.41	165	346

Peñasquito Mine Heap Leach	Measured	0.23	0.18	11.14	—	—	0.00	0.08	—	—
	Indicated	3.83	0.18	15.84	—	—	0.02	1.95	—	—
	Measured + Indicated	4.06	0.18	15.60	—	—	0.02	14.50	—	—
	Inferred	1.74	0.12	14.50	—	—	0.01	0.81	—	—

(1)

The Mineral Resource estimates for the Peñasquito Mine set out in the table above have been reviewed and approved by Guillermo Pareja, P.Geo., Manager Resource Evaluation, Goldcorp, who is a qualified person under NI 43-101. The Mineral Resources are classified as measured, indicated and inferred, and are based on the CIM Standards.

(2)	Mineral Resources are exclusive of Mineral Reserves.
(3)	Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability.
(4)	Mineral Resources are reported to commodity prices of $1,500 per ounce, a silver price of $24 per ounce, a lead price of $1 per pound and a zinc price of $1 per pound.
(5)

Mineral Resources are defined with Lerchs-Grossmann pit shells: that include: variable metallurgical recoveries, based on material types such that recoveries into the lead concentrate for normal ores range from 56–77% for gold, 64–82% for silver, 69–78% for lead and 61–85% for zinc in normal ores; for the low-lead ores, the recovery ranges are projected to be 35–47% (gold), 55–70% (silver), 35–64% (lead), and 2–5% (zinc); heap leach recoveries of 57% for gold and 24% for silver; variable slope angles that range from 35 to 49°, ore and waste mining costs of $2.16 per tonne, process costs of $7.91 per tonne general and administrative costs of $2.33 per tonne.

(6)	Mineral resources considered amenable to open pit mining methods are reported to a cut-off grade of $0.05 per tonne profit;
(7)	Tonnages are rounded to the nearest 1,000 tonnes, grades are rounded to two decimal places.
(8)	Rounding as required by reporting guidelines may result in apparent summation differences between tonnes, grade and contained metal content.
(9)	Tonnage and grade measurements are in metric units. Contained gold and silver ounces are reported as troy ounces. Contained lead and zinc pounds are Imperial pound units.

As part of project commissioning and initial operations, fluctuations to life of mine average predictions, and requires that reviews of operations use sufficient data to be meaningful over the life of mine. Depending on the jurisdiction, assumptions made in feasibility studies as to social licence, environmental permitting, environmental monitoring and closure requirements, and regulatory regimes can subject to change by the time a mining operation has reached what is considered to be the average life of mine output.

The Peñasquito operation was reviewed in 2013. The following deviations from the 2008 feasibility study assumptions, based on third quarter 2013 data, were noted:

•	Changes to metal price and exchange rate assumptions;

•	Changes to the value estimation methodology used in the Mineral Resource block model;

•	Updates to the pit shell assumptions used in pit optimization;

•	Updates, based on the current knowledge of processing and treatment costs, of the cut-off grade used to determine material sent to either the low-grade stockpile or the waste rock storage facilities;

•	Updates to the mine plan such that only material with a low strip-ratio is considered to be mineable whereas previous studies have higher strip-ratio material included in the mine plan;

•	Detailed plant throughput data on a fully representative set of production data indicated that the block-scale mineralogical variability was not captured at the sampling spacing available during the feasibility studies. Grade of payable elements was acceptable; however, there were some selective mining unit blocks that had significantly elevated potentially deleterious and penalty- incurring elements. This has resulted in a number of blocks falling below the current economic threshold used for the Mineral Reserves;

•	Identification of these higher-penalty selective mining unit blocks has required modifications to in-pit sequencing and mine design so that the material is either not mined at all, or is sent to waste, or is sent to the low-grade stockpile;

•	Updates to metallurgical recovery assumptions. Earlier studies had assumed fixed recoveries, and these assumptions were replaced in 2013 by a set of recovery equations based on actual plant performance;

•	Updates to the assumptions regarding treatment and refining costs; prior to 2013, these were assumed to be fixed;

•	Changes to the classifications used for concentrates, such that there are five concentrate types in 2013;

•	Updates to operating and general and administrative costs from 2006 to 2013;

•	Updates to sustaining capital cost estimates from 2006 to 2013;

•	Imposition by the Mexican authorities of a royalty on precious metals production from January 2014;

•	Changes by the Mexican authorities to the taxation regime from January 2014; and

•	Capital costs and operating costs for additional water infrastructure to support mine water supply and for the second tailings storage facility.

As a consequence, the estimates for the Mineral Resources and Mineral Reserves were revised, as documented in this Report. The mine plan was rescheduled based on the estimated Mineral Reserves available.

Mining Operations

Mining Method

Mine production during the first three quarters of 2013 was 167.2 million metric tonnes. For 2014, the throughput rate selected was based on the assumption that a 110 ktpd per day operation can be sustained using the available water well field. From 2015 onwards the operation is expected to benefit from the availability of a new water pipeline and the mine schedule reflects a throughput rate of 115 ktpd for the remainder of the mine life. The current mine plan is based on the 2013 Mineral Reserve estimates, and will produce oxide and sulphide material to be processed through the existing heap leach facility and sulphide plant respectively over a 13-year mine life (2014 to 2026). Material movement peaks in 2014 with 637,807 kt, decreasing to 179,646 kt in the last year of operation in 2026.

A stockpiling strategy will be practiced. The mine plan considers the value of the blocks mined on a continuous basis combined with the expected concentrates quality. From time to time ore material with a NSR profit value between $0.05 and $5.00 is stockpiled to process first higher-value ore. In some instances, the ore is segregated into stockpiles of known composition to allow for blending known quantities of material at the stockpile as required by the mill/customer. Stockpiling at Peñasquito also allows for forward planning for ore quality to ensure optimal mill performance and consistent gold production to match, within the normal bounds of expected variability, the mine plan.

The final pit will have one contiguous outline at surface but will consist of two distinct pit bottoms, one on the Peñasco Zone and one on the Chile Colorado (Brecha Azul) zone. Open pit mining is undertaken using a conventional truck-and-shovel fleet. Drill patterns range from nine metres by nine metres in overburden to 4.3 metres by five metres in sulphide ore. The heap leach ore drill pattern is being adjusted as needed to ensure rock fragmentation of about 127 to 152 millimetres for leaching.

Metallurgical Process

The Peñasquito Mine consists of a leach facility that processes a nominal 25,000 tonnes per day of oxide ore and a sulphide plant that processes a nominal 115,000 tonnes per day of sulphide ore. Mine construction commenced in 2007. In October 2009, the first lead and zinc concentrates were produced and concentrate shipment to smelters commenced with first sales recorded in November 2009.

Ore placement on the heap leach pad began in February 2008. On April 8, 2008, ore leaching was initiated and the first gold pour occurred on May 10, 2008. During the first three quarters of 2013, a total of 11,918,119 dry metric tonnes of ore were placed on the leach pad. A total of 40,413 ounces of gold and 1,306,258 ounces of silver were produced from the oxide facility in the first three quarters of 2013. Over the life of mine gold and silver recovery from the oxide heap leach has stabilised. Based on this data, future gold and silver recovery from the heap will be fixed at 57 percent for gold and 24 percent for silver.

Oxide Ore

Run-of-mine oxide ore is delivered to the heap leach pile from the mine by haul trucks. Lime is added to the ore, prior to addition of the ore to the pad. Ore is placed in ten metre lifts, and leached with cyanide solution. Pregnant leach solution is clarified, filtered, and de-aerated, then treated with zinc dust to precipitate the precious metals. The precipitated metals are subsequently pressure filtered, and the filter cake smelted to produce doré.

Sulphide Ore

Run-of-mine sulphide ore is delivered to the crusher dump pocket from the mine by 290 tonne rear-dump–haul trucks. The crushing circuit is designed to process up to 148,000 tonnes per day of run-of-mine sulphide ore to 80 percent passing 159 millimetres. The crushing facility initially consisted of a gyratory crusher capable of operating at 92 percent utilization on a 24-hour-per-day, 365-days-per-year basis; a parallel in-pit crushing circuit has since been included to support higher throughput.

For the first three quarters of 2013, a total of 29,005,248 dry metric tonnes of ore with an average grade of 0.42 grams per ton of gold, 21.79 grams per tonne of silver, 0.49 percent zinc and 0.25 percent lead was processed through the sulphide plant facility, for a total of 249,237 ounces of gold, 15,599,950 ounces of silver, 237,657,000 pounds of zinc, and 121,979,000 pounds of lead produced (payable metal). Metallurgical recoveries averaged 64 percent for gold, 77 percent for silver, 75 percent for zinc, and 76 percent for lead.

Metallurgical Opportunities

Two upside opportunities have been identified, and evaluations of these opportunities are ongoing.

Concentrate Enrichment Process

Due to the complex nature of the orebody, the lead concentrate can contains relatively high levels of copper, arsenic and antimony. Goldcorp has evaluated processes for treatment of the copper concentrate for selective removal of arsenic and antimony and is developing a process for this purpose whereby arsenic and antimony would be removed from the copper concentrate, with antimony recovered separately, and a potentially marketable copper concentrate, containing gold and silver, would be produced.

Pyrite Leach

The Peñasquito deposit contains gold, silver, lead, and zinc. Gold is primarily recovered into a lead concentrate, with recoveries typically in the 65 percent to 70 percent range. The majority of unrecovered gold is associated with pyrite, which is not recovered by the current flotation process.

To increase overall gold (and silver) recovery, an evaluation is progressing to assess the viability of leaching a pyrite concentrate which will be recovered from the current zinc flotation tailing. Preliminary metallurgical laboratory investigations at the mine have developed a process for the generation of a gold- and silver-bearing pyrite concentrate. This concentrate can subsequently be ground and leached with cyanide to recover a portion of its precious metal content.

Mine Life

To support declaration of Mineral Reserves, Goldcorp prepared an economic analysis to confirm that the economics based on the Mineral Reserves over a 13-year mine life could repay life-of-mine operating and capital costs. The mine was evaluated on an after-tax free cash flow basis. Results of this assessment indicated positive economics until the end of mine life, and supported Mineral Reserve declaration. Life-of mine cash flow after annual sustaining capital requirements is US$5,249 million. Sensitivity analysis was performed on the base case life of mine after-tax net present value. The results of this analysis demonstrate that the financial outcome is most sensitive to operating costs. The next most sensitive parameters are exchange rates, gold prices and gold production.

Markets/Contracts

Goldcorp currently has an operative refining agreement with Met Mex Penoles for refining of doré produced from the Project. Goldcorp’s bullion is sold on the spot market, by marketing experts retained in-house by Goldcorp. The terms contained within the sales contracts are typical and consistent with standard industry practice, and are similar to contracts for the supply of doré elsewhere in the world. Part of the silver production is forward-sold to Silver Wheaton.

The markets for the lead and zinc concentrates from the Peñasquito Mine are worldwide with smelters located in Mexico, North America, Asia and Europe. Metals prices are quoted for lead and zinc on the London Metals Exchange and for gold and silver by the London Bullion Market Association. The metal payable terms and smelter treatment and refining charges for both lead and zinc concentrate represent typical terms for the market and qualities produced by the Peñasquito Mine. In addition to the forward sales contract for silver production with Silver Wheaton, Goldcorp has entered into sales and collar option agreements for the base metals volumes in relation to Peñasquito Mine concentrate sales.

Taxes

The income tax rate applicable to corporations in Mexico was increased from 28 percent to 30 percent effective January 1, 2014. In addition, a tax-deductible mining royalty of 7.5 percent on earnings before the deduction of interest, taxes, depreciation and amortization, as well as an additional 0.5 percent royalty on precious metals revenue (applicable to precious metals mining companies) will be in effect as of January 1, 2014.

Environment

Various baseline studies, including with respect to water, air, noise, wildlife, forest resources and waste and materials have been completed. Environmental permits are required by various Mexican Federal, State and municipal agencies, and are in place for Project operations. The initial Project environmental impact assessment was authorized on December 18, 2006. This initial document was prepared based on a 50,000 tonnes per day production rate. Additional impact assessments for extensions or modifications to increase permitted capacity to 150,000 tonnes per day have been filed and approved since 2008. Reviews of the environmental permitting, legal, title, taxation, socio-economic, marketing and political factors and constraints for the Peñasquito Mine support the declaration of Mineral Reserves using the set of assumptions outlined in the Peñasquito Report.

Exploration and Development

Exploration potential remains under the current open pits, and may support underground mining; such an alternative is under consideration through planned conceptual-level engineering studies. The skarn and mantos mineralization identified at depth may also support a potential underground operation; studies are also planned to investigate this option. Currently no underground Mineral Resources or Mineral Reserves are declared.